Exhibit 99.1

Schiphol Boulevard 165
1118 BG Schiphol
The Netherlands

To:                             Shareholders of Yandex N.V.

From:               Board of Directors

Date:                  May 6, 2014

Notice of Annual General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on Wednesday, May 21, 2014, beginning at 09.00 A.M. local time at the Conservatorium Hotel, Van Baerlestraat 27, Amsterdam (1071 AN), The Netherlands.

Enclosed with this notice you will find a Power of Attorney / Proxy to authorize company representatives to vote your shares at the AGM.

The following agenda items are scheduled for the AGM:

Introductory remarks.

1.              Approval of 2013 annual statutory accounts of the Company. (decision)

2.              Addition of 2013 profits of the Company to retained earnings. (decision)

3.              Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2013 financial year. (decision)

4.              Appointment of of Herman Gref as a non-executive member of the Board of Directors, for a three-year-year term. (decision)

5.              Re-appointment of Arkady Volozh as an executive member of the Board of Directors, for a three-year term. (decision)

6.              Re-appointment of Alfred Fenaughty as a non-executive member of the Board of Directors, for a three-year term. (decision)

7.              Re-appointment of Elena Ivashenseva as a non-executive member of the Board of Directors, for a three-year term. (decision)

8.              Re-appointment of Rogier Rijnja as a non-executive member of the Board of Directors, for a two-year term. (decision)

9.              Cancellation of outstanding Class C Shares. (decision)

10.       Amendment of the Company’s Articles of Association to reduce the number of authorized shares and to authorize Mr. Alex de Cuba, legal counsel at Yandex N.V., and each of the lawyers, notaries and tax advisers of Van Doorne N.V., acting individually, to sign the notarial deed of amendment of the Articles of Association on behalf of Yandex N.V. (decision)

11.       Amendment of the Company’s Equity Incentive Plan. (decision)

12.       Appointment of the external auditor of the Company for the 2014 financial year. (decision)

13.       General authorization of the Board of Directors to issue ordinary shares and preference shares. (decision)

14.       General authorization of the Board of Directors to exclude pre-emption rights. (decision)

15.       General authorization of the Board of Directors to acquire shares in the Company. (decision)

Any other business.

*****

Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes, and a copy of our 2013 Annual Report on Form 20-F, are available:

•              at: http://www.edocumentview.com/YNDX

•              on our website at http://company.yandex.com/investor_relations

•              at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

•              from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru

The deed of amendment of the Articles of Association, the Fourth Amended and Restated Equity Incentive Plan and the Company’s audited statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are each available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On April 23, 2014 the total number of Class A Shares outstanding (excluding shares held in treasury) was 250,529,443, with a total of 250,529,443 voting rights; and the total number of Class B Shares was 70,870,411, with a total of 708,704,110 voting rights. Each Class A share carries one vote; each Class B shares carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on April 23, 2014, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

If you would like to attend the AGM and your Class A shares are held by a broker, bank or other nominee, you must bring to the AGM a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the AGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A shares over the Internet, by telephone or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in “street name”, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Many brokers are subject to New York Stock Exchange (“NYSE”) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in “street name” by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to “discretionary” items but will not be permitted to vote the shares with respect to “non-discretionary” items (those shares are treated as “broker non-votes”). The election of directors is not considered a discretionary item. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors. We urge you to provide voting instructions to your broker so that your votes may be counted.

Proposal 10 (amendment of Articles of Association) requires the affirmative vote of the holders of two-thirds of the votes cast on the matter. All other matters require the affirmative vote of the holders of an absolute majority of the votes cast. However, if less than 50% of the issued share capital is present or represented by proxy at the AGM, proposals 9 (cancellation of C shares) and 14 (exclusion of pre-emptive rights) will also require the affirmative vote of the holders of two-thirds of the votes cast on the matter. Under our Articles of Association, blank or invalid votes count towards establishing a quorum, but do not count for voting purposes.

Amsterdam, May 6, 2014	The Board of Directors